SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CORPORATE TAXPAYERS' ID (CNPJ): 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Registration No. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND NINTH
EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba, State of Paraná. 2. DATE AND TIME: November 30, 2012 - 9:00 a.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN -Chairman, LINDOLFO ZIMMER - Executive Secretary. 4. AGENDA: Renewal of power generation and transmission concessions covered by Provisional Measure 579/2012. 5. RESOLUTION TAKEN:

To give cognizance to the Extraordinary General Meeting of November 30, 2012, at 2.30 p.m., for final resolution, on the following decision:

I. to renew the for Public Electricity Transmission Service Concession Agreement No. 060/2001 - ANEEL, between the Brazilian government and Copel Geração e Transmissão S.A., whose validity will be 30 years as of January 1, 2013; and

II. to not renew the Concession Agreement No. 45/1999 - ANEEL, signed between the Brazilian government and Copel Geração e Transmissão S.A., for generating power allocated to public service concessionaires of electricity distribution in the National Interconnected System (SIN, regarding the concessions of Chopim I, Gov. Pedro Viriato Parigot de Souza, Mourão I and Rio dos Patos.

6. ATTENDANCE: MAURICIO SCHULMAN - Chairman, LINDOLFO ZIMMER - Executive Secretary, JOSÉ RICHA FILHO, PAULO PROCOPIAK DE AGUIAR, PEDRO LUIZ CERIZE, FABIANO BRAGA CÔRTES, CARLOS HOMERO GIACOMINI and NILTON CAMARGO COSTA.

The full Minutes of the 109th Extraordinary Board of Director’s Meeting were drawn up in the Company’s Book no. 07 registered at the Paraná State Trade Registry under no. 05/095391-5 on August 8, 2005.

LINDOLFO ZIMMER
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 30, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.